FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2012

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:                   SYNGENTA AG
Disclosure:	“Syngenta to acquire Sunfield Seeds”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG Media Office CH-4002 Basel Switzerland Tel:+41 61 323 2323 Fax:+41 61 323 2424 www.syngenta.com	Media contacts: Paul Barrett Switzerland+41 61 323 2323 Paul Minehart USA+ 1 202 737 8913	Analyst/Investor contacts: Jennifer Gough Switzerland+41 61 323 5059 USA+1 202 737 6521 Lars Oestergaard Switzerland+41 61 323 6793 USA+1 202 737 6520

Basel, Switzerland, November 20, 2012

Syngenta to acquire Sunfield Seeds

•	Expansion of sunflower supply chain capability
•	Access to top location for hybrid seed production
•	Sunflower a key growth driver for Diverse Field Crops

Syngenta announced today that it will acquire Sunfield Seeds, a US-based provider of sunflower seeds production and processing services to more than 30 countries. The acquisition represents an important step in the implementation of Syngenta’s sunflower strategy by strengthening supply chain capabilities to enable future growth.

Sunflower produces high value oil that is low in saturated fats. They are grown on around 25 million hectares globally. The sunflower seeds market is currently valued at around $1 billion of which more than 75 per cent comes from emerging markets, where the transition towards high-value hybrid sunflower seed continues.

Davor Pisk, Chief Operating Officer, said: “Sunfield is already one of our strategic suppliers and we are pleased that its people and operations will now become part of Syngenta. Sunfield’s grower network in the key Sacramento Valley region as well as its modern processing facilities and experienced management team will complement our product range and global market strength. Above all, the acquisition will enhance our ability to meet growing demand for our high quality sunflower seeds.”

The transaction is expected to close by the end of 2012. Financial details were not disclosed.

Syngenta is one of the world's leading companies with more than 26,000 employees in over 90 countries dedicated to our purpose: Bringing plant potential to life. Through world-class science, global reach and commitment to our customers we help to increase crop productivity, protect the environment and improve health and quality of life. For more information about us please go to www.syngenta.com.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions.Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements.We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties.Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors.This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	November 20, 2012	By:	/s/ Tobias Meili
			Name:	Dr. Tobias Meili
			Title:	Head Corporate Legal Affairs

		By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Head Shareholder Services & Group Administration